 Tuesday, January 24, 2006

Jill Davis
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Fax (202) 772-9220

Dear Ms Davis:

Re: 20-F for the year ended December 31, 2004 File number: 0-50238

This letter responds to the review inquiries regarding our 20-F disclosure filing. We are replying in format to the questions numbered 1 through 13.

1. Discussion enhanced according to Industry Guide 7(b) in 4.D. Property Plant and Equipment starting on page 22 of our amended 20F.

2. Cautionary statement added to our web site in multiple spots and requested.

3. Introduction in Item 5 enhanced to offer the reader a greater understanding of what has shaped the Company over the last three years. Also, comments have been added to assess the impact of accounting policies and estimates as they may affect the reader.

4, 5 & 6.
In regards to comment 4 of your letter, the Company clearly states management evaluated the effectiveness of disclosure controls and principles in paragraph 2 under Item 15 and reprinted below. In regards to comment 5 and 6, the Company has made the suggested amendments to Item 15.

7. The Company's 2002 audited financial statements now are included.

8. During 2004, the Company did raise significant funds through the sale of flow through shares. Funds raised through the sale of flow through shares are unencumbered and there is no legal requirement for the Company to spend these funds on CEE explicitly. These funds are not required to be held in trust or in a segregated account. Accordingly, we feel the classification of these funds as restricted cash is not necessary.

Flow through shares grant an issuing Company the right to pass certain expenses to the original buyer of that share to a maximum of the purchase price of the share. This process is referred to as renouncing expenses. Flow through subscription agreements vary in detail. The Company states in flow through share subscription agreements that it will, on a best efforts basis, attempt to renounce an amount equal to the flow through share proceeds in the current taxation year, or the two taxation years proceeding the year in which the flow through shares were originally bought. The Company makes no claims it will explicitly expend or renounce a given level of qualifying expenses.

9. No cash payments to individuals were made for stock based compensation. This comment has also been added to Item 5 of the 20F in the discussion of operating results to provide additional transparency to the underlying expense in the Company's consolidated statements of loss and deficit. Also, to enhance clarity, the use of the word "granted" in the issuance of warrants has been replaced with "issued with shares".

10. Option maintenance costs are payments made to the option holder. These soft costs are neither exploration nor development expenditures, but more closely resemble acquisition costs made to the option holder, but made at a later date over the duration the Company maintains the option rather than at commencement of the option. The full acquisition consists of a series of payments over time. To distinguish between what a reader may interpret as a one time never changing acquisition cost, the Company describes such future payments to the option holder as option maintenance costs, and thus, capitalizes such costs.

11. At the time these statements were prepared, there was no harmonization of ARO rules between Canadian and US GAAP. The Company believes this to be currently true today. Canadian GAAP requires the ARO to be calculated using a period commencing with the acquisition date of the asset. Under US rules, the period covered by the ARO commences with the adoption of the ARO policy. Thus, under Canadian GAAP, the ARO period for the underlying obligation commences in 1995 and expires in 2014. Under US GAAP, the ARO period commences in 2003 and expires in 2012. The Company adopted a 20 year accretion period for Canadian GAAP purposes and a 10 year accretion period for US GAAP purposes so the full value of the liability would vest at approximately the same time.

Application of an ARO is complicated by the fact the Company's property, plant and equipment has no production pace upon which to calculate the use of any given resources base, and hence, estimate the life of the asset.

12. All asset retirement obligations have been identified and values estimated in the financial statements. This is now stated in the enhanced discussion under Item 5.

Reclamation due to exploration is ongoing and expensed with each exploration phase. The Company does not defer its reclamation with regards to exploration. The Company maintains no asset retirement obligation except for its Blackdome Mine. The mine is in care and maintenance mode and not operational and, currently, no new asset retirement obligation is generated with the passage of time.

13. J-Pacific warrants are exercisable ONLY for common stock (i.e. require physical settlement); therefore, the warrants are correctly included as equity. We will explicitly state this in the financial statement notes so as not to give the reader the impression that the instruments are more similar to options/compensation arrangements rather than equity.

We acknowledge that the Company is responsible for the adequacy of the disclosure in our filing; further, we acknowledge staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we acknowledge the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal laws of the United States.

We express our appreciation for this review and wish to express the Company's commitment to excellence in disclosure.

Sincerely,

Ralph Braun
Chief Financial Officer
J-Pacific Gold Inc.

Suite 1440 - 1166 Alberni Street, Vancouver, BC, Canada, V6E 3Z3
Tel: (604) 684-6677 / Fax: (604) 684-6678 / Investor Relations: (888) 236-5200
E-mail: info@jpgold.com / Website: http://www.jpgold.com